                                                                    EXHIBIT 99.1

                                 HOLLINGER INC.
                                10 Toronto Street
                                Toronto, Ontario
                                     M5C 2B7

                                ----------------

                   NOTICE OF SPECIAL MEETING OF THE HOLDERS OF
            RETRACTABLE COMMON SHARES AND SERIES II PREFERENCE SHARES
                                  MAY 27, 2004

                                ----------------

       NOTICE IS HEREBY GIVEN that a special meeting (the "MEETING") of the holders of retractable common shares and exchangeable non-voting preference shares Series II (the "SERIES II PREFERENCE SHARES") of Hollinger Inc. ("HOLLINGER") will be held at The Gallery, TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada M5X 1J2, on THURSDAY, MAY 27, 2004, AT 10:00 A.M. (TORONTO TIME), for the following purposes:

       (a) considering, and if deemed appropriate passing, an ordinary resolution approving the offering (the "OFFERING") of subscription receipts of Hollinger by the holders of retractable common shares of Hollinger, as more particularly described in the accompanying management proxy circular;

       (b) considering, and if deemed appropriate passing, an ordinary resolution approving the Offering by the holders of Series II Preference Shares of Hollinger, as more particularly described in the accompanying management proxy circular;

       (c) considering, and if deemed appropriate passing, a special resolution approving an amendment to the articles of Hollinger by the holders of Series II Preference Shares to the effect that, on a retraction of Series II Preference Shares, Hollinger, if not exercising its right to pay cash, may satisfy such retraction by delivery of shares of Class A Common Stock of Hollinger International Inc. which are subject to restrictions on resale in accordance with applicable securities laws, as more particularly described in the accompanying management proxy circular; and

       (d) to transact such further and other business as may properly come before the Meeting or any adjournments thereof.

DATED at Toronto, Ontario, this 28th day of April, 2004.

                                      BY ORDER OF THE BOARD OF DIRECTORS

                                      /s/ PETER G. WHITE

                                      PETER G. WHITE
                                      Co-Chief Operating Officer and Secretary

       If you are unable to attend the Meeting in person, you are requested to date, sign and return the enclosed forms of proxy in the envelope provided for that purpose.

       THE BOARD OF DIRECTORS OF HOLLINGER HAS, BY RESOLUTION, FIXED 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, COMPUTERSHARE TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1.

                                 HOLLINGER INC.

                            MANAGEMENT PROXY CIRCULAR

             SPECIAL MEETING OF HOLDERS OF RETRACTABLE COMMON SHARES
                         AND SERIES II PREFERENCE SHARES

                             MANAGEMENT SOLICITATION

       THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HOLLINGER INC. ("HOLLINGER" OR THE "CORPORATION") TO BE USED AT THE SPECIAL MEETING OF HOLDERS OF RETRACTABLE COMMON SHARES (THE "COMMON SHARES") AND EXCHANGEABLE NON-VOTING PREFERENCE SHARES SERIES II (THE "SERIES II PREFERENCE SHARES") OF HOLLINGER TO BE HELD ON THURSDAY, MAY 27, 2004 AT 10:00 A.M. (TORONTO TIME) (THE "MEETING"). Unless otherwise noted herein, all information set forth herein is given as at April 28, 2004. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by officers or regular employees of Hollinger. In addition, Hollinger may engage a dealer to form a soliciting dealer group to solicit proxies from the holders of Common Shares and/or Series II Preference Shares by mail, by telephone or in person, in each case, other than in the United States or in respect of United States persons as defined under applicable United States securities legislation. Should this be the case, the dealer will receive a set fee for managing the soliciting dealer group payable upon receipt of affirmative votes in favour of the resolutions to be voted on at the Meeting, plus out-of-pocket expenses. Members of the soliciting dealer group will receive a fee based on the number of Common Shares and/or Series II Preference Shares (other than those held by U.S. persons) voted in respect of the resolutions, subject to certain restrictions. The cost of solicitation will be borne by Hollinger.

       The registered office of the Corporation is 10 Toronto Street, Toronto, Ontario M5C 2B7.

       Hollinger International Inc. is referred to herein as "HOLLINGER INTERNATIONAL" and Hollinger Canadian Newspapers, Limited Partnership is referred to herein as "HOLLINGER L.P.".

                      APPOINTMENT AND REVOCATION OF PROXIES

       The persons named in the enclosed forms of proxy are directors and/or officers of Hollinger. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORMS OF PROXY. This right may be exercised by inserting such person's name in the blank space provided in the enclosed forms of proxy or by completing other proxies in proper form and by depositing them with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof.

       Any shareholder who has given a proxy has the right to revoke it at any time as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by duly executing another form of proxy bearing a later date and depositing the same before the specified time or by signing a written revocation of proxy and depositing that instrument of revocation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law. If such written instrument is deposited with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such proxy.

NON-REGISTERED HOLDERS

       Only registered holders of Common Shares and Series II Preference Shares (collectively, the "Shares"), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a holder (a "NON-REGISTERED HOLDER") are registered either:

       (a) in the name of an intermediary (an "INTERMEDIARY") that the Non-Registered Holder deals with in respect of the Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

       (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

       In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this management proxy circular and the forms of proxy (collectively, the "MEETING MATERIALS") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

       Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

       (i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 as described above; or

       (ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

       The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

       A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

                                VOTING OF PROXIES

       On any ballot called, Shares represented by properly executed proxies in favour of the persons designated in the printed portion of the enclosed forms of proxy will be voted or withheld from voting in accordance with the instruction of the shareholder whose Shares are represented. WHERE HOLDERS OF SHARES HAVE NOT SPECIFIED IN THE FORMS OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOUR OF EACH ITEM LEFT BLANK. THE ENCLOSED FORMS OF PROXY, WHEN PROPERLY EXECUTED, CONFER DISCRETIONARY AUTHORITY UPON THE PERSONS DESIGNATED IN THE PRINTED PORTION THEREOF WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date hereof, management of Hollinger is not aware of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the accompanying notice of meeting.

         AUTHORIZED CAPITAL, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of preference shares, issuable in series, an unlimited number of Common Shares, an unlimited number of exchangeable non-voting preference shares Series I, an unlimited number of Series II Preference Shares and an unlimited number of retractable non-voting preference shares Series III (the "SERIES III PREFERENCE SHARES").

       Each holder of Common Shares of record at the close of business on April 26, 2004, the record date established for notice of the Meeting and for voting in respect of the Meeting (the "RECORD DATE"), will be entitled at the Meeting to one vote for each Common Share held by such holder. Each holder of Series II Preference Shares of record at the close of business on the record date will be entitled at the Meeting to one vote for each Series II Preference Share held by such holder. Holders of the outstanding Common Shares and Series II Preference Shares of record at the close of business on the record date are entitled to vote at the Meeting, except to the extent that a person has transferred the ownership of any such Shares after that date and the transferee of such Shares establishes proper ownership and requests not later than ten days before the Meeting that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

       On April 28, 2004, there were 34,972,479 Common Shares issued and outstanding and entitled to vote on such matters coming before the holders of Common Shares at the Meeting. To the knowledge of the directors and senior officers of Hollinger, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as follows. The Ravelston Corporation Limited ("RAVELSTON") beneficially owns, directly or indirectly, or exercises control or direction over, a total of 27,363,170 Common Shares or approximately 78.2% of the outstanding Common Shares. Lord Black, a director and senior officer of Hollinger, indirectly controls Ravelston and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.2% of the outstanding Common Shares. The address of Ravelston is 10 Toronto Street, Toronto, Ontario M5C 2B7.

       On April 28, 2004, there were 3,775,990 Series II Preference Shares issued and outstanding and entitled to vote on such matters coming before the holders of Series II Preference Shares at the Meeting. To the knowledge of the directors and senior officers of Hollinger, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Series II Preference Shares of Hollinger except as follows: (a) Catalyst Fund LP 2 beneficially owns, directly or indirectly, or exercises control or direction over, not less than 999,273 Series II Preference Shares or 26.5% of the outstanding Series II Preference Shares; and (b) Deephaven Capital Management LLC beneficially owns, directly or indirectly, or exercises control or direction over, a total of 838,500 Series II Preference Shares or 21.9% of the outstanding Series II Preference Shares.

                     MATTERS TO BE CONSIDERED AT THE MEETING

(1) RESOLUTIONS APPROVING THE OFFERING OF SUBSCRIPTION RECEIPTS

OVERVIEW

       On April 7, 2004, Hollinger offered and sold 20,096,919 subscription receipts (the "SUBSCRIPTION RECEIPTS") of Hollinger at a price of C$10.50 per Subscription Receipt for gross proceeds of C$211.0 million (the "OFFERING").

       Among others, two of the conditions to obtaining the approval of the Offering from the Toronto Stock Exchange (the "TSX") are that:

       1. a resolution be passed approving the Offering by a majority of the holders of Common Shares of Hollinger, excluding the votes attaching to the Common Shares beneficially owned by Ravelston Management Inc. ("RMI"), a wholly-owned subsidiary of Ravelston, and its associates, affiliates and insiders; and

       2. a resolution be passed approving the Offering by a majority of the holders of Series II Preference Shares of Hollinger, excluding the votes attaching to the Series II Preference Shares beneficially owned by RMI and its associates, affiliates and insiders.

DETAILS OF THE OFFERING

       Each Subscription Receipt represents the right to receive, without payment of any additional consideration, one Series II Preference Share upon satisfaction of the Escrow Release Conditions (as defined below). All outstanding Subscription Receipts will be automatically exercised and the Series II Preference Shares will be issued immediately following satisfaction by Hollinger of each of the Escrow Release Conditions.

       Holders of Series II Preference Shares are entitled, subject to the provisions and procedures set out in the articles of Hollinger, as amended, to make an irrevocable election to require Hollinger to redeem all or any of the Series II Preference Shares registered in the name of a holder in consideration for, at Hollinger's option: (A) the transfer to such holder of: (i) 0.46 of a share of Class A Common Stock of Hollinger International (an "INTERNATIONAL A SHARE") owned, directly or indirectly, by Hollinger for each Series II Preference Share to be redeemed; and (ii) such number or fraction of an International A Share owned, directly or indirectly, by Hollinger as is equal to the value of the amount of any dividends or distributions declared and unpaid on the Series II Preference

Shares; or (B) cash of an equivalent value therefor. As a result, the issue of additional Series II Preference Shares upon automatic exercise of the Subscription Receipts may result in the disposition of all International A Shares owned, directly or indirectly, by Hollinger upon exercise of the retraction rights of such Series II Preference Shares in the event that Hollinger elects not, or is unable, to pay cash.

       The gross proceeds from the sale of the Subscription Receipts are being held in escrow (the "ESCROWED AMOUNT") by a licensed trust company (the "SUBSCRIPTION RECEIPT AGENT") and invested in certain short-term interest bearing or discount debt obligations guaranteed by the Government of Canada, a province or a Canadian chartered bank or trust company. If the Escrow Release Conditions are not satisfied before 5:00 p.m. (Toronto time) on June 15, 2004, the Subscription Receipt Agent will return to holders of Subscription Receipts the issue price together with their pro rata entitlement to interest on the issue price thereon, less any applicable withholding taxes.

       The escrow conditions (collectively, the "ESCROW RELEASE CONDITIONS") are as follows:

       (a) Hollinger having taken all steps necessary in order to redeem or repurchase up to 35% of the aggregate principal amount of its 11.875% senior secured notes (the "NOTES") due 2011 issued pursuant to and in accordance with the indenture (the "INDENTURE") governing the Notes and Hollinger having taken all steps necessary to release an aggregate of 8,784,406 International A Shares currently pledged pursuant to the Indenture, other than the deposit by Hollinger of the aggregate redemption or repurchase price for such redeemed or repurchased Notes (the "NOTE REDEMPTION PRICE");

       (b) Hollinger having taken all steps necessary in order to complete a concurrent allocation offer to the holders of the Notes pursuant to the Indenture to purchase at par the outstanding Notes remaining after completion of (a) above, other than the deposit by Hollinger with the trustee under the Indenture of the aggregate allocation offer amount payable to holders of Notes who accept such offer (the "ALLOCATION AMOUNT"), which amount shall not, without the consent of Hollinger, exceed U.S.$2.0 million in the aggregate;

       (c) Hollinger having taken all steps necessary in order to redeem all of the issued and outstanding Series III Preference Shares at a price of C$10.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to and including the redemption date, other than the deposit by Hollinger with the registrar and transfer agent for the Series III Preference Shares of the aggregate redemption price for such Series III Preference Shares (the "SERIES III REDEMPTION PRICE");

       (d) Hollinger having taken all steps necessary in order to cash collateralize or otherwise release from the pledge under the Indenture all remaining International A Shares, if any, held, directly or indirectly, by Hollinger which are pledged pursuant to the Indenture, other than the deposit by Hollinger of the aggregate cash collateralized amount or such other amount required pursuant to the Indenture in respect of the release of such shares (the "CASH COLLATERALIZED AMOUNT");

       (e) a public announcement by Hollinger to the effect that retractions of the Series II Preference Shares will be honoured, subject to the Subscription Receipt Agent completing each of the Mandatory Payments (as defined below) and the receipt by the Share Escrow Agent (as defined below) of the Escrowed Shares (as defined below), and Hollinger confirming to Westwind Partners Inc., the agent for the Offering, that it has reasonable grounds for believing that the solvency tests contained in subsection 36(2) of the Canada Business Corporations Act have been met; and

       (f) receipt of any applicable approvals, including regulatory, stock exchange and shareholder approvals (including the approvals of the holders of the Common Shares and Series II Preference Shares sought at the Meeting).

       The subscription receipt agreement with the Subscription Receipt Agent provides, among other things, that the Subscription Receipt Agent will, upon satisfaction of the Escrow Release Conditions, be irrevocably directed to release promptly from the Escrowed Amount the following (the "MANDATORY PAYMENTS") in the order listed to the appropriate parties: (i) the Note Redemption Price; (ii) the Allocation Amount, if any; (iii) the Series III Redemption Price with instructions to redeem all of the issued and outstanding Series III Preference Shares; (iv) the Cash Collateralized Amount; and (v) the commission payable to Westwind Partners Inc. in connection with the Offering.

       The balance of the Escrowed Amount remaining, expected to be approximately C$27.0 million, will be released to Hollinger upon satisfaction of the Escrow Release Conditions and payment of the Mandatory Payments. These funds will be used by Hollinger for general corporate purposes.

       Hollinger has agreed, as soon as practicable following satisfaction of the Escrow Release Conditions and payment of the Mandatory Payments, to cause to be deposited into escrow with a licensed trust company (the "SHARE ESCROW AGENT") 10,981,538 International A Shares (the "ESCROWED SHARES") pursuant to an escrow agreement (the "SHARE ESCROW AGREEMENT") dated April 7, 2004. The Escrowed Shares will be held in escrow and will be released by the Share Escrow Agent from time to time in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares in accordance with the rights, privileges, restrictions and conditions attaching to the Series II Preference Shares in the articles of the Corporation, as amended. The Share Escrow Agreement also provides that the Corporation: (a) retains the sole right to vote the Escrowed Shares; (b) shall not exercise its right to pay cash upon a retraction of Series II Preference Shares for the period of six months commencing April 7, 2004; (c) subject to (b), shall exercise its election to pay cash or deliver International A Shares upon a retraction of Series II Preference Shares within three days of the retraction date instead of within five days of the retraction date as permitted under the articles of the Corporation, as amended; and (d) subject to (b), shall deliver either cash or International A Shares upon a retraction of Series II Preference Shares not later than five business days after the retraction date instead of not later than fourteen days after the retraction date as permitted under the articles of the Corporation, as amended.

APPROVALS AND RECOMMENDATIONS

       In order to be effective for the purposes of the TSX, the resolution (the "COMMON SHAREHOLDER APPROVAL RESOLUTION") of the holders of Common Shares approving the Offering must be approved by a majority of the votes cast at the Meeting by the holders of Common Shares present in person or by proxy at the Meeting but excluding the votes attaching to the Common Shares beneficially owned by RMI and its associates, affiliates and insiders. To the best of Hollinger's knowledge, the votes attaching to approximately 27,366,016 Common Shares will be excluded.

       For the reasons set out below, the board of directors of Hollinger believes the passing of the Common Shareholder Approval Resolution is in the best interests of Hollinger and recommends that holders of Common Shares vote FOR the Common Shareholder Approval Resolution. Proxies received in favour of management will be voted in favour of the Common Shareholder Approval Resolution, unless the shareholder has specified in the proxy that the Common Shares represented thereby are to be voted against such resolution.

       In order to be effective for the purposes of the TSX, the resolution (the "PREFERENCE SHAREHOLDER APPROVAL RESOLUTION") of the holders of Series II Preference Shares approving the Offering must be approved by a majority of the votes cast at the Meeting by the holders of Series II Preference Shares present in person or by proxy at the Meeting but excluding the votes attaching to the Series II Preference Shares beneficially owned by RMI and its associates, affiliates and insiders. To the best of Hollinger's knowledge, the votes attaching to approximately 66,963 Series II Preference Shares will be excluded.

       For the reasons set out below, the board of directors of Hollinger believes the passing of the Preference Shareholder Approval Resolution is in the best interests of Hollinger and recommends that holders of Series II Preference Shares vote FOR the Preference Shareholder Approval Resolution. Proxies received in favour of management will be voted in favour of the Preference Shareholder Approval Resolution, unless the shareholder has specified in the proxy that the Series II Preference Shares represented thereby are to be voted against such resolution.

       The completion of the Offering and satisfaction of the Escrow Release Conditions will resolve Hollinger's current liquidity problems resulting from Hollinger International unilaterally ceasing payment of overdue management fees to RMI. In particular, the completion of the Offering and satisfaction of the Escrow Release Conditions will enable Hollinger to:

       - reduce its debt and corresponding interest obligations by redeeming a minimum of U.S.$42.0 million of the Notes;

       - redeem, as is required under its articles, all of the outstanding Series III Preference Shares;

       - meet its dividend obligations, if, as and when declared by the board of directors;

       -      honour retractions on the Series II Preference Shares; and

       -      otherwise have funds available for general corporate purposes.

       Until such time as the outstanding Series III Preference Shares are redeemed by the Corporation, the Corporation will be unable to honour retractions of the Series II Preference Shares or the Common Shares. In redeeming the Series III Preference Shares as part of the Mandatory Payments, a barrier to the Corporation honouring retractions on the Series II Preference Shares will be removed. In addition, by entering into the Share Escrow Agreement, the Corporation will ensure at all times that a sufficient number of International A Shares are available in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares (including holders of the Subscription Receipts upon exercise thereof).

       The full text of the Common Shareholder Approval Resolution and the Preference Shareholder Approval Resolution is set out in Appendix "A" to this management proxy circular.

(2) SPECIAL RESOLUTION AMENDING THE ARTICLES OF HOLLINGER

       The board of directors of Hollinger are asking holders of Series II Preference Shares to consider, and if thought fit, to pass a special resolution (the "AMENDMENT RESOLUTION") authorizing and approving an amendment to the articles of Hollinger to the effect that the provisions in Hollinger's articles requiring Hollinger, in respect of the delivery of International A Shares on a retraction of Series II Preference Shares, to file a prospectus and obtain a receipt therefor, to have an effective registration statement under the United States Securities Act of 1933, as amended, and to have such International A Shares listed on each stock exchange on which the International A Shares are listed, be supplemented by adding provisions which allow for the delivery of International A Shares on a retraction which are subject to restrictions on resale in accordance with applicable securities laws. The particulars of the restrictions on resale will depend on the specific circumstances of each holder who receives International A Shares on a retraction of Series II Preference Shares. Holders are advised to consult their own legal advisors with respect to the applicable resale restrictions.

       If the Amendment Resolution is not adopted as set out herein, Hollinger will not be permitted, on a retraction of Series II Preference Shares, if not exercising its right to pay cash, to satisfy such retraction by delivery of International A Shares unless and until it has filed a prospectus and obtained a receipt therefor in Canada and/or has an effective registration statement under the United States Securities Act of 1933, as amended, in the United States for such delivery, plans for which are not currently being contemplated by Hollinger. If the requisite approvals are received for the Amendment Resolution, Hollinger would be able to deliver International A Shares on a retraction of Series II Preference Shares which are subject to restrictions on resale in accordance with applicable securities laws. In addition, if the Common Shareholder Approval Resolution and the Preference Shareholder Approval Resolution are adopted as set out herein approving the Offering and the Escrow Release Conditions and Mandatory Payments are otherwise satisfied and made, the Escrowed Shares will be held in escrow in order to satisfy retraction requests from the holders of all of the issued and outstanding Series II Preference Shares from time to time in accordance with the articles of the Corporation, as amended.

       In order to be approved, the Amendment Resolution must be passed by at least two-thirds of the votes cast by the holders of the Series II Preference Shares in person or by proxy at the Meeting, failing which, the articles of amendment cannot be filed by the directors or officers of Hollinger.

       The Escrow Release Condition which provides that the Corporation receive any applicable approvals, including shareholder approvals, includes the approval of the Amendment Resolution as contemplated herein. In the event that the requisite approval of the Amendment Resolution is not obtained at the Meeting, the Escrow Release Conditions will not be satisfied and the subscribers under the Offering may be entitled to a refund of the Escrowed Amount. See "Matters to be Considered at the Meeting -- (1) Resolutions Approving the Offering of Subscription Receipts".

       The board of directors of Hollinger believes the passing of the Amendment Resolution is in the best interests of Hollinger and recommends that holders of Series II Preference Shares vote FOR the Amendment Resolution. Proxies received in favour of management will be voted in favour of the Amendment Resolution, unless the shareholder has specified in the proxy that the Series II Preference Shares represented thereby are to be voted against such resolution.

       If the Amendment Resolution is approved by the holders of the Series II Preference Shares, management intends to implement the Amendment Resolution by filing articles of amendment of Hollinger as expeditiously as possible.

       The full text of the Amendment Resolution is set out in Appendix "B" to this management proxy circular.

                              MANAGEMENT CONTRACTS

MANAGEMENT AGREEMENTS

       In 1998, the management services arrangements between Ravelston, Hollinger and the other companies in the Hollinger group were restructured to reflect the transformation of Hollinger into an open-end investment corporation and the provision by Ravelston of management services directly to Hollinger and the other companies in the Hollinger group. Ravelston is a provider of management services to various companies including, but not limited to, Hollinger and other companies in the Hollinger group.

       The business of Hollinger consists solely of the investment of its assets in corporations. The majority of the net asset value of Hollinger is represented by its investment in Hollinger International, a U.S. public company, the outstanding shares of which are listed on the New York Stock Exchange. As at April 28, 2004, Hollinger holds directly and indirectly a 72.3% voting and 29.7% equity interest in Hollinger International. Hollinger International and its consolidated group have commanded the substantial portion of executive services provided by Ravelston or its wholly-owned subsidiary, RMI, to the Hollinger group of companies. The independent directors of Hollinger International assumed a direct role in the negotiation of fees paid to Ravelston for management services provided to Hollinger International and its wholly-owned subsidiaries under separate agreements (the "SERVICES AGREEMENTS") entered into between Ravelston and Hollinger International and its subsidiaries. The Services Agreements were transferred, in July, 2002, from Ravelston to RMI.

       A new arrangement between Hollinger and Ravelston (the "HOLLINGER MANAGEMENT AGREEMENT") became effective as of January 1, 1998 and was generally consistent in its scope and terms with the management agreement it superseded except that it governed only the provision of management services to Hollinger. The Hollinger Management Agreement was terminated as of January 1, 2001. Since its termination, Ravelston and RMI have continued to provide to Hollinger similar services to those provided under the Hollinger Management Agreement under an arrangement in which Ravelston and RMI receive no compensation for those services. No management fee was paid by Hollinger and its wholly-owned subsidiaries in 2003 pursuant to the Hollinger Management Agreement or otherwise. As a result of actual and anticipated reductions in staffing at Ravelston and RMI, it is contemplated that the nature of the services provided to Hollinger and its wholly-owned subsidiaries will change.

       Following the retirement at the end of 2003 of Charles G. Cowan, Q.C., the long-time Secretary of Hollinger, and the resignation in January, 2004 of Peter Y. Atkinson as Executive Vice-President and former General Counsel of Hollinger, and having regard to the material change towards the end of 2003 in the relationship between the Corporation and Hollinger International, Peter G. White, a director of Hollinger, agreed to take an active role in the day-to-day affairs and operations of Hollinger and was appointed as the Co-Chief Operating Officer and Secretary of Hollinger on January 13, 2004. As a result, 10 Toronto Street Inc., an indirect wholly-owned subsidiary of Hollinger, entered into a consulting agreement (the "WHITE CONSULTING AGREEMENT") with Peter G. White Management Ltd., a company controlled by Peter G. White, effective December 23, 2003 which provides that Peter G. White will render various services to Hollinger and its wholly-owned subsidiaries, including assisting the board of directors of Hollinger in conserving the value of Hollinger's assets, addressing liquidity issues facing Hollinger and its wholly-owned subsidiaries, assisting the board of directors of Hollinger in meeting applicable regulatory requirements and otherwise performing duties similar to those of a restructuring officer. The White Consulting Agreement terminates on July 22, 2004, unless extended by agreement of the parties, and may be terminated earlier, for cause, upon 30 days prior written notice or, without cause, upon 6 weeks prior written notice (or payment in lieu) or payment of all fees to the end of the term. For its services under the White Consulting Agreement, Peter G. White Management Ltd. receives C$75,000 per month. See "Interest of Insiders in Material Transactions".

MANAGEMENT SERVICES

       Pursuant to the Services Agreements and separate services agreements with Moffat Management Inc. and Black-Amiel Management Inc., RMI and such companies provide advisory, consultative, procurement and administrative services to Hollinger International and its respective subsidiaries including, among other things, strategic advice, planning and financial services (including advice and assistance with respect to acquisitions, divestitures or joint venture arrangements); consulting services regarding risk management and insurance coverage; and assistance in operational matters. In fiscal 2003, approximately U.S.$21.9 million plus approximately C$3.7 million was paid or payable in fees to Ravelston or RMI pursuant to the Services Agreements and approximately U.S.$1.3 million in the aggregate was paid or payable to Moffat Management Inc. and Black-Amiel Management Inc. pursuant to separate service agreements. In addition to the services provided under the Services Agreements and separate services agreements, in fiscal 2003, Lord Black and Mr. Colson received approximately U.S.$0.8 million in the aggregate from Telegraph Group Limited in respect of executive services provided. As a result of the on-going disputes between Lord Black, Ravelston, RMI and Hollinger, on the one hand, and Hollinger International on the other, Hollinger International has not paid approximately U.S.$2.1 million plus approximately C$5.7 million in respect of management fees owing under the Services Agreements to Ravelston or RMI in respect of the period prior to January 1, 2004. In November, 2003, Hollinger International notified Ravelston that the Services Agreements would terminate effective June 1, 2004 in accordance with their terms. At that time, Hollinger International notified RMI of a proposed reduction in the management fees payable pursuant to the Services Agreements during the period January 1, 2004 to June 1, 2004. The proposed reduction is currently in dispute by RMI, however, RMI continues to provide services but no fees have been paid by Hollinger International in respect of 2004. Hollinger understands that Hollinger International is in the process of bringing the financial, accounting and operational services previously provided by RMI in-house.

       Each of Lord Black, Barbara Amiel Black, J.A. Boultbee, F. David Radler, Peter G. White, Daniel W. Colson, Charles G. Cowan, Q.C. and Peter Y. Atkinson is a direct or indirect shareholder in Ravelston. Each of Lord Black, J.A. Boultbee, F. David Radler, Peter G. White, Frederick A. Creasey and Tatiana Samila, a director and/or senior officer of Hollinger and/or Hollinger International, is a director or senior officer of Ravelston and RMI. Barbara Amiel Black is the spouse of Lord Black. In fiscal 2003, none of such persons received salaries directly from Hollinger or Hollinger International in their capacities as officers of Hollinger or Hollinger International, except for amounts paid to Lord Black and Mr. Colson by Telegraph Group Limited referred to above and Mrs. Black's salary in the amount of U.S.$157,500 paid by a subsidiary of Hollinger International, and C$54,907 (24,000 pounds sterling which has been converted into U.S. dollars at the average rate of 2.2878 for purposes of this disclosure) paid by Telegraph Group Limited to Mrs. Black for articles written. In addition, Mrs. Black is a shareholder of Black-Amiel Management Inc. and, in fiscal 2003, received dividends in that capacity, a portion of which reflected U.S.$72,000 in amounts paid or payable to Black-Amiel Management Inc. by a subsidiary of Hollinger International attributable to her work for Hollinger International.

       Moffat Management Inc. is controlled by certain direct and indirect shareholders of Ravelston. Each of Peter Y. Atkinson, J.A. Boultbee and Frederick A. Creasey is a director and/or officer of Moffat Management Inc. Black-Amiel Management Inc. is controlled by Lord Black. Each of Lord Black, Barbara Amiel Black, Peter Y. Atkinson, J.A. Boultbee and Frederick A. Creasey is a director and/or officer of Black-Amiel Management Inc.

       The municipality of residence of such persons are as follows: Lord Black, London, England; Barbara Amiel Black, London, England; J.A. Boultbee, Toronto, Ontario; F. David Radler, Vancouver, British Columbia; Peter G. White, Banff, Alberta; Daniel W. Colson, London, England; Frederick A. Creasey, Oakville, Ontario; Charles G. Cowan, Q.C., Toronto, Ontario; Peter Y. Atkinson, Oakville, Ontario; and Tatiana Samila, Toronto, Ontario. Reference is made to "Table D" for a description of any indebtedness by any insiders of Ravelston to Hollinger or to any of Hollinger's subsidiaries.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

       In fiscal 2003, RMI provided management services to Hollinger International and its subsidiaries pursuant to the Services Agreements in consideration for fees and RMI provided management services to Hollinger and its wholly-owned subsidiaries. In addition, Moffat Management Inc. and Black-Amiel Management Inc. provided certain services to Hollinger International and its subsidiaries pursuant to services agreements in consideration for fees. See "Management Contracts -- Management Agreements".

       As of January 1, 2001, Ravelston entered into a license agreement with 10 Toronto Street Inc. ("10 TORONTO STREET"), an indirect wholly-owned subsidiary of Hollinger. Under the agreement, 10 Toronto Street granted Ravelston, and other members of the Hollinger group, a license to use the premises located at 10 Toronto Street, Toronto, Ontario, Canada. Ravelston is required to pay all of the costs associated with the use of such premises in respect of itself and the other members of the Hollinger group, including Hollinger (with the exception of fees paid under the White Consulting Agreement).

       On March 10, 2003, the Corporation issued U.S.$120.0 million aggregate principal amount of the Notes. The Notes are secured by 10,108,302 International A Shares and all 14,990,000 shares of Class B common stock of Hollinger International held directly and indirectly by the Corporation. The Notes are fully and unconditionally guaranteed by RMI and RMI has pledged as security its rights under the Services Agreements. The net proceeds of the sale of the Notes of approximately C$167.1 million were used by the Corporation to repay C$90.8 million of bank indebtedness, to repay C$48.8 million due to Ravelston, to advance a subordinated loan of C$16.4 million to Ravelston and for general corporate purposes. Since early 2001, on a non-consolidated basis, the Corporation has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, interest and dividends. Prior to March 10, 2003, such shortfalls were funded by Ravelston and RMI on an informal basis resulting in the amount due to Ravelston of C$48.8 million at March 10, 2003.

       On the date of issue by the Corporation of the Notes, RMI entered into a support agreement (the "SUPPORT AGREEMENT") with the Corporation under which RMI agreed to make annual support payments in cash to the Corporation on a periodic basis by way of contributions to the capital of the Corporation (without receiving any shares of the Corporation) or subordinated debt. The Corporation, RMI and Ravelston also entered into a contribution agreement (the "CONTRIBUTION AGREEMENT") in this regard. The amount of the annual support payments is equal to the greater of: (a) the non-consolidated negative net cash flow of the Corporation (which does not extend to outlays for retractions and redemptions in respect of the share capital of the Corporation), or (b) U.S.$14.0 million per year (less any future payments of Services Agreements fees directly to the Corporation or to any of the Corporation's wholly-owned restricted subsidiaries, as they are defined in the Indenture, and any excess in the net dividend amount received by the Corporation and 504468 N.B. Inc. ("NBI"), a wholly-owned subsidiary of the Corporation, on the shares of Hollinger International that the Corporation and NBI own that is over U.S.$4.65 million per year), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Corporation. The Support Agreement terminates upon the repayment of the Notes. Amounts due to the Corporation pursuant to the Support Agreement in respect of the period March 10, 2003 to December 31, 2003 amounted to approximately U.S.$18.2 million, of which U.S.$14.7 million (C$20.1 million) has been received. Of the amount received, RMI advanced funds to Ravelston and, in turn, Ravelston made payments to the Corporation in the amount of C$16.4 million, thereby repaying in full the amount that Ravelston had been advanced by the Corporation from the net proceeds of the sale of the Notes. The balance received of approximately C$3.7 million was contributed by RMI to the capital of the Corporation. The amount due pursuant to the Support Agreement in respect of the period January 1, 2004 to March 31, 2004 has not yet been determined but the Corporation has received U.S.$3.8 million in respect of this period. This amount was contributed by RMI to the capital of the Corporation.

       On March 10, 2003, prior to the issue of the Notes, NBI sold its International Class A Shares and shares of Series E Redeemable Convertible Preferred Stock of Hollinger International to RMI. Such shares were, in turn, sold back to NBI from RMI at the same price with a resulting increase in the tax basis of the shares of Hollinger International and a taxable gain to RMI.

       Contemporaneously with the closing of the offering by Hollinger of the Notes on March 10, 2003, Hollinger International:

       - repurchased for cancellation, from NBI, 2,000,000 International A Shares at U.S.$8.25 per share for total proceeds of U.S.$16.5 million; and

       - redeemed, from NBI, pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable Convertible Preferred Stock of Hollinger International at the fixed redemption price of C$146.63 per share for total proceeds of U.S.$9.3 million.

       Proceeds from the repurchase and redemption were offset against certain debt due to Hollinger International from NBI, which totalled approximately U.S.$45.8 million at January 1, 2003, resulting in net outstanding debt due to Hollinger International of approximately U.S.$20.4 million as of March 10, 2003.

       The debt owing by NBI to Hollinger International bears interest at the rate of 14.25% per annum if interest is paid in cash and 16.50% per annum if it is paid in kind. All amounts owing by NBI to Hollinger International are subordinated to the Notes for so long as the Notes are outstanding, and are guaranteed by Hollinger and Ravelston, with Ravelston's guarantee secured by certain assets of Ravelston and by a pledge of the Contribution Agreement. Hollinger International entered into a subordination agreement with Hollinger and NBI pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NBI to the payment in full of principal, interest and fees on the Notes, provided that payments with respect to principal and interest can be made to Hollinger International to the extent permitted in the Indenture governing the Notes.

       In April, 2003, a committee of the board of directors of Hollinger International, composed entirely of independent directors, purportedly approved new debt arrangements that would result in a transfer of U.S.$15.7 million of the amount due by NBI to Hollinger International to offset U.S.$15.7 million due by Hollinger International to RMI. However, the committee subsequently advised that final approval of the transfer referred to above was subject to appropriate due diligence and receipt of a further independent fairness opinion. Upon completion of its due diligence review, the committee decided to withhold approval of the transfer. As a result of the foregoing, NBI did not pay interest on the full principal amount of the debt due to Hollinger International and Ravelston did not make a payment of U.S.$0.6 million due on June 30, 2003 into a cash collateral account with Hollinger International securing the debt. Since that time, NBI has continued to pay only a portion of interest on the full principal amount and Ravelston has made no further payments to the cash collateral account. Unpaid interest at April 28, 2004 amounts to approximately U.S.$2.9 million and payment arrears to the cash collateral account total approximately U.S.$2.4 million. Hollinger International is in dispute with NBI and Ravelston regarding these matters.

       The terms of each of the transactions relating to the Notes, including the Support Agreement and the Contribution Agreement, were reviewed, reported on and approved by a special committee of independent directors of the Corporation.

       Effective December 23, 2003, the Corporation entered into the White Consulting Agreement with Peter G. White Management Ltd. See "Management Contracts -- Management Agreements". The terms of the White Consulting Agreement were reviewed, reported on and approved by the independent directors of the Corporation.

       In March, 2004, in order to assist the Corporation in complying with the terms of the Indenture governing the Notes, Domgroup Ltd., a wholly-owned subsidiary of the Corporation, loaned the Canadian dollar equivalent of U.S.$3.54 million to Ravelston evidenced by a demand promissory note, bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 4% per annum. As security therefor, Ravelston entered into a general security agreement in favour of Domgroup Ltd. The terms of the loan were reviewed, reported on and approved by the independent directors of the Corporation. All of the proceeds of the loan were immediately contributed by Ravelston to RMI as a capital contribution, without deduction, and RMI immediately paid such proceeds to the Corporation as a contribution to the capital of the Corporation under the Support Agreement as previously described.

       Assuming satisfaction of the Escrow Release Conditions on or before June 15, 2004 and the making of the Mandatory Payments, a minimum of U.S.$42.0 million principal amount of Notes will have been redeemed or otherwise repurchased and the outstanding Series III Preference Shares will have been redeemed. As a result, the Corporation's interest obligations on the Notes will be reduced, the Corporation's dividend obligations on the previously-outstanding Series III Preference Shares will have ceased and there will be a decrease in the dividends receivable by the Corporation, directly or indirectly, on the International A Shares which are deposited in escrow pursuant to the Share Escrow Agreement. The net effect of the foregoing is a potential reduction of the Corporation's annual non-consolidated negative net cash flow of up to approximately U.S.$9.0 million (all else being equal), thereby potentially reducing RMI's annual support payments under the Support Agreement by a comparable amount (subject to the U.S.$14.0 million minimum annual support payments).

       As disclosed above, RMI is a wholly-owned subsidiary of Ravelston and Ravelston beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.2% of the outstanding Common Shares. Lord Black, a director and senior officer of Hollinger, indirectly controls Ravelston and therefore beneficially owns, directly or indirectly, or exercises control or direction over, approximately 78.2% of the outstanding Common Shares. Each of Lord Black, Barbara Amiel Black, J.A. Boultbee, F. David Radler, Peter G. White, Daniel W. Colson, Charles G. Cowan, Q.C. and Peter Y. Atkinson is a direct or indirect shareholder in Ravelston. Each of Lord Black, J.A. Boultbee, F. David Radler, Peter G. White, Frederick A. Creasey and Tatiana Samila, a director and/or senior officer of Hollinger and/or Hollinger International, is a director or senior officer of Ravelston and RMI. Barbara Amiel Black is the spouse of Lord Black.

                             EXECUTIVE COMPENSATION

DESCRIPTION OF OFFICERS' REMUNERATION

       In fiscal 2003, except as provided in the following sentence, the services of Hollinger's executive officers were provided by Ravelston. As of December 23, 2003, the services of Peter G. White have been provided to Hollinger and its wholly-owned subsidiaries pursuant the White Consulting Agreement with 10 Toronto Street. See "Management Contracts -- Management Agreements".

       Other than pursuant to the White Consulting Agreement, Hollinger does not provide cash remuneration to its executive officers as such.

DESCRIPTION OF DIRECTORS' REMUNERATION

       Each director of Hollinger is entitled to receive an annual director's fee of C$25,000 (other than the independent directors, Richard Rohmer, OC, QC and Gordon W. Walker, QC, who are entitled to receive an annual directors' fee of C$50,000) and a fee of C$1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Executive Committee receive annual fees of C$6,000 and members of the Audit, Corporate Governance and Compensation and Retraction Price Committees receive annual fees of C$3,000. The Chairman of any committee of Hollinger's board of directors receives an annual fee of C$2,500.

       Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Directors' Share Unit Plan, as amended (the "DIRECTORS' SHARE UNIT PLAN"). For a director that elects to participate, a number of deferred share units equal to the number of Common Shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by Hollinger for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the Common Shares on the dividend payment date. Deferred share units will be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payment will be made, at the election of the director, in either cash or Common Shares purchased on the market, net of withholding tax, based on the market value of the Common Shares on the date of the payment.

       A special committee was constituted in February, 2003 to review all aspects of an issue by Hollinger of the Notes. The chairman of the special committee, Maureen J. Sabia, received additional compensation in the amount of C$25,000 and the members of the committee, Fredrik S. Eaton and Allan E. Gotlieb, received additional compensation in the amount of C$10,000 each.

       In January 22, 2004, an independent committee of the board of directors was constituted to conduct a review of the offers made by Press Holdings International Limited to purchase all of the issued and outstanding Common Shares, Series II Preference Shares and Series III Preference Shares and to make recommendations to the board of directors of Hollinger in respect thereof. The members of the independent committee, Messrs. Rohmer and Walker, received the usual fee of C$1,500 for each meeting of the independent committee attended.

SUMMARY COMPENSATION TABLE

       The following table sets forth compensation information for the three fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 in respect of each of the named executives.

                                                                         TABLE A

                                             ANNUAL COMPENSATION
                                                                                    LONG-TERM
                                                              OTHER                COMPENSATION
                                                              ANNUAL     --------------------------------   ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY      BONUS    COMPENSATION  SECURITIES UNDER OPTIONS GRANTED  COMPENSATION
---------------------------  ----  ----------  ---------  ------------  --------------------------------- ------------
                                   (C$)(1)(2)    (C$)(1)     (C$)(3)                (#)(4)                  (C$)(5)
Lord Black,                  2003   860,116            0    229,130                360,000                       0
Chairman of the Board and    2002   900,361            0    237,440                375,000                       0
Chief Executive Officer      2001   898,883      387,250          0                400,000                       0
------------------------------------------------------------------------------------------------------------------
F. David Radler              2003    98,653            0     42,124                360,000                       0
Deputy Chairman,             2002   169,867            0     41,519                375,000                       0
President and Co-Chief       2001   208,464      232,350          0                400,000                       0
Operating Officer
------------------------------------------------------------------------------------------------------------------
Daniel W. Colson(6)          2003   544,660            0     30,702                268,500                  96,968
Former Vice-Chairman;        2002   569,929            0     29,477                280,000
Former Deputy Chairman       2001   608,078    1,740,641     22,860                300,000                  92,639
and Chief Executive                                                                                         92,933
Officer, Telegraph Group
Limited
------------------------------------------------------------------------------------------------------------------
J.A. Boultbee                2003    72,250            0          0                 60,000                       0
Executive Vice-President     2002    62,000            0          0                117,000                       0
                             2001    70,250       77,450          0                125,000                       0
------------------------------------------------------------------------------------------------------------------
Peter Y. Atkinson(7)         2003    69,750            0          0                110,000                       0
Former Executive             2002    79,955            0          0                117,000                       0
Vice-President               2001    67,750      154,900          0                125,000                       0

Notes:

(1) With the exception of salaries paid to Lord Black and Mr. Colson by Telegraph Group Limited (which salaries were paid in pounds sterling and Canadian dollars, respectively, and have been converted into Canadian dollars at the 2003 average rate of 2.2878 for the purposes of this disclosure) and certain performance incentive bonuses, none of the executive officers of Hollinger receives salary or bonus directly from Hollinger. See "Management Contracts" and "Executive Compensation -- Description of Officer's Remuneration". Ravelston and RMI are associates of Lord Black and Mr. Radler. Hollinger does not determine the allocation of the management fee paid to Ravelston among its ultimate recipients. That allocation is determined by Ravelston.

(2) The amounts in this column also include directors' fees paid by Hollinger, Hollinger International, Telegraph Group Limited, The Spectator (1828) Limited, Hollinger L.P., The Sun-Times Company and Jerusalem Post Publications Limited.

(3) With respect to Lord Black, "Other Annual Compensation" includes a portion of the cost of maintaining his New York condominium and an allocation for a portion of the cost of a New York and a London automobile and driver, but excludes 128,193 pounds sterling (or C$293,280) paid or reimbursed by Hollinger International or a subsidiary thereof in respect of business expenses relating to security and other business activities at his London residence. With respect to Mr. Radler, "Other Annual Compensation" includes a portion of the cost of maintaining a Chicago condominium and automobile, club dues and medical benefits. With respect to Mr. Colson, "Other Annual Compensation" includes a portion of the cost of an automobile allowance and medical benefits.

(4) These amounts relate solely to options to acquire International A Shares granted pursuant to Hollinger International's Stock Option Plans. No options to acquire Common Shares pursuant to Hollinger's Executive Share Option Plan or options to acquire limited partnership units of Hollinger L.P. were granted in 2003, 2002 and 2001.

(5) With respect to Mr. Colson, "All Other Compensation" includes contributions made by Telegraph Group Limited to its Executive Pension Scheme.

(6) Daniel W. Colson resigned as Vice Chairman and a director of Hollinger in December, 2003. In March, 2004, Mr. Colson resigned as Deputy Chairman and Chief Executive Officer of Telegraph Group Limited.

(7) Peter Y. Atkinson resigned as Executive Vice-President and a director of Hollinger in January, 2004.

OPTIONS/STOCK APPRECIATION RIGHTS

       In 1994, the board of directors of Hollinger approved an Executive Share Option Plan (the "OPTION PLAN"). Under the Option Plan, Hollinger issues non-transferable options ("OPTIONS") to purchase Common Shares to certain executives of Hollinger and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of Hollinger and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of Hollinger; (ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of Hollinger and its subsidiaries persons of ability and industry.

       The Options are to purchase up to a specified maximum number of Common Shares at a price equal to the exercise price which is the average trading price on the TSX of the Common Shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

       The following table sets forth information concerning the issue in 2003 to the named executives of options to purchase International A Shares pursuant to Hollinger International's Stock Option Plans. No options were granted in 2003 pursuant to the Option Plan or Hollinger L.P.'s Unit Option Plan.

                   OPTION/SAR GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

                                                                         TABLE B

                                                              % OF TOTAL                        MARKET VALUE
                                       SECURITIES               OPTIONS        EXERCISE        OF SECURITIES
                                          UNDER               GRANTED TO          OR            UNDERLYING
                                         OPTIONS             EMPLOYEES IN     BASE PRICE          OPTIONS        EXPIRATION
 NAME AND PRINCIPAL POSITION           GRANTED (#)          FINANCIAL YEAR  (U.S.$/SECURITY)  (U.S.$/SECURITY)      DATE
-----------------------------    ---------------------      --------------   ---------------  ----------------  -------------
Lord Black                                     360,000           17.5           9.45               9.45         Feb. 5, 2013
Chairman of the Board and        (Hollinger International)
Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------------
F. David Radler                                360,000           17.5           9.45               9.45         Feb. 5, 2013
Deputy Chairman,                 (Hollinger International)
President and
Co-Chief Operating Officer
----------------------------------------------------------------------------------------------------------------------------
Daniel W. Colson (1)                           268,500           13.7           9.45               9.45         Feb. 5, 2013
Former Vice-Chairman;            (Hollinger International)
Former Deputy Chairman
and Chief Executive Officer,
Telegraph Group Limited
----------------------------------------------------------------------------------------------------------------------------
J.A. Boultbee                                   60,000            2.9           9.45               9.45         Feb. 5, 2013
Executive Vice-President         (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------
Peter Y. Atkinson (2)                          110,000            5.4           9.45               9.45         Feb. 5, 2013
Former Executive Vice-President  (Hollinger International)

Notes:

(1) Daniel W. Colson resigned as Vice Chairman and a director of Hollinger in December, 2003. In March, 2004, Mr. Colson resigned as Deputy Chairman and Chief Executive Officer of Telegraph Group Limited.

(2) Peter Y. Atkinson resigned as Executive Vice-President and a director of Hollinger in January, 2004.

       The following table sets forth details concerning the 2003 financial year end value of: (a) outstanding Options issued pursuant to the Option Plan; (b) outstanding options to purchase International A Shares issued pursuant to Hollinger International's Stock Option Plans; and (c) outstanding options to purchase limited partnership units of Hollinger L.P. pursuant to Hollinger L.P.'s Unit Option Plan.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                         TABLE C

                                                                                                 VALUE OF
                                                                                                UNEXERCISED
                                                                 UNEXERCISED                   IN-THE-MONEY
                                                                 OPTIONS AT                      OPTIONS AT
                                 SECURITIES   AGGREGATE            FY-END                         FY-END
                                  ACQUIRED      VALUE              (#) (1)                       ($) (2)
                                 ON EXERCISE  REALIZED          EXERCISABLE/                   EXERCISABLE/
    NAME AND PRINCIPAL POSITION      (#)         ($)            UNEXERCISABLE                 UNEXERCISABLE
-------------------------------  -----------  ----------  --------------------------  -----------------------------
Lord Black                                                250,000/0                   0/0
Chairman of the Board                 0           0       (Hollinger)
and Chief Executive Officer                               177,500/27,500              C$20,625/C$6,875
                                      0           0       (Hollinger L.P.)
                                                          1,180,000/925,000           U.S.$4,578,800/U.S.$4,160,300
                                      0 (3)       0 (3)    (Hollinger International)
-------------------------------------------------------------------------------------------------------------------
F. David Radler                                           230,000/0                   0/0
Deputy Chairman, President            0           0       (Hollinger)
and Co-Chief Operating Officer                            177,500/27,500              C$20,625/C$6,875
                                      0           0       (Hollinger L.P.)
                                                          995,000/925,000             U.S.$3,539,199/U.S.$4,160,300
                                      0           0       (Hollinger International)
-------------------------------------------------------------------------------------------------------------------
Daniel W. Colson (4)                                      160,000/0                   0/0
Former Vice-Chairman;                 0           0       (Hollinger)
Former Deputy Chairman and                                112,500/17,500              C$13,125/C$4,375
Chief Executive Officer,              0           0       (Hollinger L.P.)
Telegraph Group Limited                                   742,500/691,000             U.S.$2,789,075/U.S.$3,105,170
                                      0           0       (Hollinger International)
-------------------------------------------------------------------------------------------------------------------
J.A. Boultbee                                             95,000/0                    0/0
Executive Vice-President              0           0       (Hollinger)
                                                          65,000/10,000               C$7,500/C$2,500
                                      0           0       (Hollinger L.P.)
                                                          365,250/237,750             U.S.$1,363,132/U.S.$982,297
                                      0 (5)       0 (5)    (Hollinger International)
-------------------------------------------------------------------------------------------------------------------
Peter Y. Atkinson (6)                                     80,000/0                    0/0
Former Executive Vice-President       0           0       (Hollinger)
                                                          68,750/11,250               C$8,437/C$2,812
                                      0           0       (Hollinger L.P.)
                                                          374,250/287,750             U.S.$1,483,532/U.S.$1,290,797
                                      0           0       (Hollinger International)
-------------------------------------------------------------------------------------------------------------------

Notes:

(1) These numbers relate to the Options granted pursuant to the Option Plan, the options granted pursuant to the Hollinger International Stock Option Plans and the options granted pursuant to Hollinger L.P.'s Unit Option Plan.

(2) Calculated using the closing price per Common Share on the TSX of C$3.30, per International A Share on the New York Stock Exchange of U.S.$15.62 and per limited partnership unit of Hollinger L.P. on the TSX of C$0.60, on December 31, 2003, less the exercise price of the applicable options.

(3) On April 2, 2004, Lord Black attempted to exercise options to purchase 1,218,750 International A Shares, consisting of 95,000 options expiring 5/1/2007 at U.S.$10.06 per share, 150,000 options expiring 2/26/2009 at
       U.S.$12.25 per share, 245,000 options expiring 2/12/2009 at U.S.$11.63 per share, 251,250 options expiring 3/7/2010 at U.S.$10.53 per share, 200,000 options expiring 4/2/2011 at U.S.$14.37 per share, 187,500 options expiring 2/5/2012 at U.S.$11.13 per share and 90,000 options expiring 2/6/2013 at U.S.$9.45 per share. Hollinger International refused to accept Lord Black's payment for such options and refused to deliver the stock certificates therefor, and the transaction is now the subject of litigation.

(4) Daniel W. Colson resigned as Vice Chairman and a director of Hollinger in December, 2003. In March, 2004, Mr. Colson resigned as Deputy Chairman and Chief Executive Officer of Telegraph Group Limited.

(5) In December, 2003, Mr. Boultbee attempted to exercise options to purchase 365,250 International A Shares, consisting of options expiring between 5/3/2004 and 2/5/2012 at between U.S.$10.06 per share and U.S.$14.37 per share. Hollinger International refused to accept Mr. Boultbee's payment for such options and refused to deliver the stock certificates therefor, and the transaction is now the subject of litigation. In March, 2004, Mr. Boultbee again attempted to exercise the foregoing options together with options to purchase 44,250 International A Shares, consisting of options expiring 2/5/2012 and 2/5/2013 at U.S.$11.13 per share and U.S.$9.45 per share. Hollinger International refused to accept Mr. Boultbee's payment for such options and refused to deliver the stock certificates therefor.

(6) Peter Y. Atkinson resigned as Executive Vice-President and a director of Hollinger in January, 2004.

                        REPORT ON EXECUTIVE COMPENSATION

       The Corporate Governance and Compensation Committee currently consists of Richard Rohmer, OC, QC, Gordon W. Walker, QC and Peter G. White. A majority of such individuals are not officers, employees or former officers or employees of the Corporation, any of its subsidiaries or Ravelston or have any interest in Ravelston. None of the Corporate Governance and Compensation Committee members is eligible to participate in the Option Plan.

       Prior to June 25, 2003, the duties of the Corporate Governance and Compensation Committee were carried out by two separate committees, the Corporate Governance Committee (Fredrik S. Eaton, R. Donald Fullerton and Allan
E. Gotlieb) and the Compensation Committee (Fredrik S. Eaton, R. Donald Fullerton, Allan E. Gotlieb, Henry H. Ketcham III and Maureen J. Sabia), all of the members of which were neither officers nor employees of Hollinger or Ravelston and who did not have any material interest in Ravelston. On June 25, 2003, the board of directors combined such committees to form the Corporate Governance and Compensation Committee, the members of which were Allan E. Gotlieb (Chairman), Douglas G. Bassett, Fredrik S. Eaton and Maureen J. Sabia. Effective November 21, 2003, Allan E. Gotlieb, Douglas G. Bassett, Fredrik S. Eaton and Maureen J. Sabia resigned as directors and members of the Corporate Governance and Compensation Committee. None of such individuals was an officer, employee or former officer or employee of the Corporation, any of its subsidiaries or Ravelston or had any interest in Ravelston. There were no directors appointed to the Corporate Governance and Compensation Committee for the period of November 21, 2003 to April 28, 2004, at which time the current members of the committee were appointed by the board of directors of Hollinger.

       In the past under the Hollinger Management Agreement, the aggregate management fee for each calendar year was negotiated with Hollinger on an annual basis. The Corporate Governance and Compensation Committee had been delegated authority by the board of directors of Hollinger to settle and approve the management fees, if any, to be paid by Hollinger, and its wholly-owned subsidiaries, to Ravelston pursuant to such agreement. Until the annual fee was determined for any year, Ravelston continued to be compensated on the basis of the previous year's fee. The Hollinger Management Agreement was terminated as of January 1, 2001 although RMI continues to provide management services to Hollinger. No management fee was paid by Hollinger and its wholly-owned subsidiaries in 2003 pursuant to the Hollinger Management Agreement or otherwise.

       Hollinger International is the most significant user of RMI's management services. Since Hollinger International is a public corporation with its own board of directors, including directors independent of Hollinger and related companies, the Committee concluded that it was appropriate for the Hollinger International board of directors to negotiate directly with RMI the management fees payable for the services provided to it and its subsidiaries pursuant to the Services Agreements.

       The compensation levels for the executives and other employees of Ravelston are the responsibility of Ravelston and are not determined by the Corporate Governance and Compensation Committee of Hollinger or by the board of directors or any committee of Hollinger International, except to the extent that Hollinger or Hollinger International compensates the executives and employees in the form of stock options. Pursuant to the management fee arrangements, the management fees are not allocated to specific Ravelston or RMI employees, consequently, the Corporate Governance and Compensation Committee has no basis for attributing specific amounts to Hollinger's executive officers as salaries and bonuses.

       The Corporate Governance and Compensation Committee also approves the granting of Options under the Option Plan. No Options have been granted under the Option Plan since 1998.

       The foregoing report has been furnished by the current members of the Corporate Governance and Compensation Committee: Richard Rohmer, OC, QC, Gordon
W. Walker, QC and Peter G. White.

                      SHAREHOLDER RETURN PERFORMANCE GRAPH

       The chart below compares the yearly percentage change in Hollinger's cumulative total shareholder return on the Common Shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Index for the five years commencing December 31, 1998 and ending December 31, 2003.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                        ON THE COMMON SHARES OF HOLLINGER
                         AND THE S&P/TSX COMPOSITE INDEX

        [COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN GRAPH]

                   31-DEC-98  31-DEC-99  31-DEC-00  31-DEC-01  31-DEC-02  31-DEC-03
                   ---------  ---------  ---------  ---------  ---------  ---------
Hollinger Inc.       100.00      87.36     104.83      80.94      40.83     26.85
S&P/TSX Composite    100.00     131.71     141.47     123.69     108.30    137.25

       On December 31, 2003, the closing price of the outstanding Common Shares on the TSX was C$3.30. On April 28, 2004, the closing price of the outstanding Common Shares on the TSX was C$7.05.

        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

       In the past, Hollinger made loans to certain directors, executive officers and senior officers of Hollinger in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "PURCHASE PLAN"). These loans were assumed by one of Hollinger's wholly-owned subsidiaries, Domgroup Ltd. In 1999, Hollinger also made loans to companies controlled by certain directors, executive officers and senior officers of Hollinger in connection with the initial public offering of units by Hollinger L.P. The following table sets out certain information relating to such loans for each individual who is, or at any time during the fiscal year ended December 31, 2003 was, a director, executive officer or senior officer of the Corporation and each associate of any such director, executive officer or senior officer:

                                                                         TABLE D

                                                                                     FINANCIALLY
                                                                                      ASSISTED
                                                          LARGEST        AMOUNT      SECURITIES
                                    INVOLVEMENT           AMOUNT       OUTSTANDING    PURCHASES       SECURITY
                                   OF ISSUER OR        OUTSTANDING       AS AT         DURING           FOR
NAME AND PRINCIPAL POSITION     SUBSIDIARY (1)(2)      DURING 2003   APRIL 28, 2004     2003      INDEBTEDNESS (3)
---------------------------  -----------------------  -------------  --------------  -----------  -----------------
                                                           (C$)           (C$)           (#)
Lord Black                   Domgroup Ltd. as lender  3,451,464           0              0        735,280 Series II
Chairman of the Board and    Hollinger as lender        194,214 (4)       0              0        50,000 units
Chief Executive Officer
-------------------------------------------------------------------------------------------------------------------
F. David Radler              Domgroup Ltd. as lender  2,500,741           0              0        577,720 Series II
Deputy Chairman, President   Hollinger as lender        201,457 (5)       0              0        50,000 units
and Co-Chief Operating
Officer

Notes :

(1) The loans made by Hollinger and assigned to Domgroup Ltd. were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by Hollinger in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan were held in trust by Ravelston for the benefit of the subscribers. From October 1, 1998, the loans made by Hollinger and assigned to Domgroup Ltd. have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2% per annum and were secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) From April 13, 1999, the loans secured by a pledge of the Hollinger L.P. units were bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2% per annum.

(3) The number of Series II Preference Shares and limited partnership units of Hollinger L.P. that were pledged as security for the indebtedness.

(4) The limited partnership units of Hollinger L.P. were beneficially owned by Conrad Black Corporation, a company controlled by Lord Black.

(5) The limited partnership units of Hollinger L.P. were beneficially owned by F.D. Radler Ltd., a company controlled by F. David Radler.

       On March 4, 2004, the 735,280 and 577,720 Series II Preference Shares beneficially owned by Lord Black and F. David Radler, respectively, and pledged as set out in the table above, were sold and a portion of the proceeds from such sales were applied to repay in full the loans owing to Domgroup Ltd. and Hollinger. As a result, the limited partnership units of Hollinger L.P. pledged as security for the indebtedness have been released.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

       During the period of January 1, 2003 to June 30, 2003, Hollinger maintained directors' and officers' liability insurance that covered the entire Hollinger group of companies and had a policy limit of U.S.$130.0 million aggregate per policy year. Under this insurance coverage, Hollinger would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of U.S.$2.5 million per occurrence. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Hollinger. The total premium paid by the Hollinger group of companies for such directors' and officers' liability insurance in respect of such six month period was approximately U.S.$349,000 and was not allocated to directors as a group or to officers as a group. Prior to the expiry of the foregoing insurance, Hollinger purchased run-off insurance in connection therewith which expires June 30, 2004 for a total premium paid by the Hollinger group of companies of approximately U.S.$1.5 million.

       During the period of July 1, 2003 to December 31, 2003, Hollinger maintained directors' and officers' liability insurance that covered the entire Hollinger group of companies, which policy extended coverage for losses between U.S.$10.0 million and U.S.$40.0 million and between U.S.$50.0 million and U.S.$70.0 million aggregate per policy year. Under this insurance coverage, Hollinger would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of U.S.$10.0 million per occurrence and losses falling within the range of between U.S.$40.0 million and U.S.$50.0 million for which no insurance coverage has been obtained. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Hollinger. The total premium paid by the Hollinger group of companies for such director's and officers' liability insurance in respect of such six month period was approximately U.S.$1.3 million and was not allocated to directors as a group or to officers as a group.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

       The board of directors of Hollinger considers sound corporate governance structures and practices to be essential to the effective operation and success of Hollinger and that these practices should be reviewed regularly to ensure that they are appropriate. A description of Hollinger's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Corporate Governance and Compensation Committee of the board of directors and has been approved by the board of directors of Hollinger.

       In 1995, the TSX passed a by-law containing new disclosure requirements for listed companies regarding corporate governance. Subsequently, these disclosure requirements were amended to require that this Statement of Corporate Governance Practices relate the corporate governance practices of the board of directors of the Corporation to the disclosure requirements set out in Section 473 and the guidelines set out in Section 474 of the TSX Company Manual (the "TSX GUIDELINES"). The TSX Guidelines require that the

Corporation must provide a complete description of its system of corporate governance with specific reference to each of the TSX Guidelines and, where the Corporation's system is different from any of those TSX Guidelines or where the TSX Guidelines do not apply to the Corporation's system, an explanation of the differences or their inapplicability. In 2002, the TSX proposed changes to its corporate governance standards creating additional guidelines and proposing certain mandatory requirements (the "PROPOSAL"). The Proposal is currently under review by the Ontario Securities Commission. The Corporation is required to continue to disclose corporate governance practices against the current TSX Guidelines.

       The following is a statement of Hollinger's existing corporate governance practices with specific reference to the existing TSX Guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

       (a)    adoption of a strategic planning process;

              The senior management team formulates strategic proposals and the operational plans necessary to achieve their implementation. These proposed strategies and related tactics and plans are considered by the board before they are finalized. The final version of the proposals is then approved by the board.

       (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

              The board through its committees, principally the Audit Committee, discharges these responsibilities. The Audit Committee reports to the board in respect of such matters and in so doing seeks board approval to develop and improve processes designed to convey to the board, on a timely basis, information regarding the principal risks of Hollinger's business and systems to manage such risks.

       (c) succession planning, including appointing, training and monitoring senior management;

              The Chairman and the Corporate Governance and Compensation Committee share responsibility for succession planning. As a number of senior officers are board members, there is ample opportunity for the independent directors to formulate independent opinions on the qualifications of these potential candidates for promotion.

       (d)    a communications policy for the corporation;

              Hollinger aims to effectively communicate with its shareholders, stakeholders, employees and the investing public on a timely basis regarding its operations and to accommodate feedback from such parties. Shareholder inquiries receive prompt responses from senior management. Hollinger conducts a comprehensive investor communications and relations program that includes the publication of press releases involving the dissemination of quarterly financial or other information and all corporate disclosure documents and briefing meetings with institutional and other investors, analysts, fund managers and the financial news media regarding significant corporate developments and financial results.

       (e) the integrity of the corporation's internal control and management information systems.

       Hollinger's major subsidiaries observe high standards in respect of their internal control and management information systems. Hollinger monitors these subsidiaries through its appointees to their boards and management teams and through the subsidiaries' monthly financial reports on operations. The Audit Committee of the board works with Hollinger's Chief Financial Officer and external auditors to assess the need for an internal audit department and to monitor and improve the information systems and internal financial controls necessary to ensure that material developments are brought to the attention of senior management expeditiously and, if appropriate, to the attention of the board.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

              Of its seven directors, five are currently involved in the management of the business and affairs of Hollinger or its affiliates. Two directors currently are not part of management and are free from any interest, business or familial relationship in or with Hollinger or the significant shareholder, that could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Hollinger. Consequently, 29% of directors are "unrelated directors" as that term is defined in the current TSX Guidelines and independently represent the 22% interest held by shareholders other than the significant shareholder. This exceeds the recommendation for the proportionate representation of minority shareholders established in accordance with the current TSX Guidelines. For these reasons and because Hollinger's directors are legally obligated to be aware of the potential for conflicts of interest and to declare them wherever a conflict exists, Hollinger believes it has an adequate number of unrelated directors to discharge the board's responsibilities.

       The categorization of directors is as follows:

      RELATED                UNRELATED
------------------    ----------------
Lord Black            R. Rohmer, OC, QC
B. Amiel Black        G. W. Walker, QC
J. A. Boultbee
F. D. Radler
P. G. White

       For the period November 21, 2003 to January 16, 2004, the board was comprised entirely of related directors.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

              In determining the qualifications of directors as "unrelated directors", the board takes into account relationships each director may have with Hollinger. For example, the board considers whether a director has a business or familial relationship with Hollinger or with Hollinger's significant shareholder. In determining the composition and characterization of the board, the board applied the definition of "unrelated director" as it is defined in the current TSX Guidelines. Accordingly, five directors were members of management and therefore were considered to be related directors under the TSX Guidelines. The following directors were unrelated directors:

       R. Rohmer, OC, QC
       G. W. Walker, QC

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

              The board has appointed a Corporate Governance and Compensation Committee, a majority of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions. The nominating function of the Committee is conducted after consultation with the Chairman and CEO.

              As a result of the board being comprised entirely of inside, related directors for the period November 21, 2003 to January 16, 2004, the Corporation was not in a position to comply with this TSX Guideline.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

              The assessment of the effectiveness of the board, committees of the board and the contribution of individual directors is a continuing process conducted by the Corporate Governance and Compensation Committee in consultation with the Chairman and CEO.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

              Each new director is provided with an extensive information package containing historical, financial and business information and information regarding directors' legal obligations, and is encouraged to discuss any of the information with senior management. Hollinger holds board meetings from time to time at the offices of certain of its operating subsidiaries. This permits all directors, including new recruits, to meet and question operating management. These information meetings provide directors with a more complete understanding of Hollinger's operations and competitive circumstances. In addition, prior to the board's assessment of any major proposal, each director is provided with a comprehensive memorandum regarding his or her obligations, responsibilities and potential liabilities in connection with such proposal.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

              The board of directors currently consists of seven members and seven members are expected to be elected by shareholders at the next annual meeting. The directors and management believe the board is of a size which is conducive to effective and efficient communication and decision-making. The appropriate size of the board is under continuing consideration by the directors and management.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

              This matter is reviewed periodically by the Chairman and CEO, the Co-Chief Operating Officer and Secretary and the Corporate Governance and Compensation Committee, in consultation with compensation experts, with reference to comparable situations. Hollinger's board compensation practice is considered to be consistent with that of comparable North American newspaper publishing corporations.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. An inside director is a director who is an officer or employee of the corporation or of any of its affiliates.

              Set out below is the composition of the current committees of the Hollinger board. The right-hand column entitled "Status" represents the board's characterization of each of the members:

                      COMMITTEE                         MEMBER             STATUS
   -----------------------------------------------  --------------  --------------------
1. Executive Committee                              Lord Black      inside  --   related
                                                    P. G. White     inside  --   related
                                                    J.A. Boultbee   inside  --   related
2. Audit Committee                                  P. G. White     inside  --   related
                                                    R. Rohmer       outside -- unrelated
                                                    G. W. Walker    outside -- unrelated
3. Corporate Governance and Compensation Committee  R. Rohmer       outside -- unrelated
                                                    G. W. Walker    outside -- unrelated
                                                    P. G. White     inside  --   related
4. Retraction Price Committee                       J. A. Boultbee  inside  --   related
                                                    P. G. White     inside  --   related
5. Independent Committee                            R. Rohmer       outside -- unrelated
                                                    G. W. Walker    outside -- unrelated

       The Executive Committee acts infrequently. When it does, it reports on its actions to the board. Matters of any consequence are brought to the board for consideration except on rare occasions when immediate action is required or for specific matters that the board has requested the Committee to deal with.

       The roles of the Audit Committee and Corporate Governance and Compensation Committee are discussed below.

       The Corporate Governance and Compensation Committee periodically settles and approves the management fees, if any, paid by Hollinger and its wholly-owned subsidiaries to Ravelston and approves the granting of Options under the Option Plan.

       The Retraction Price Committee meets quarterly and determines the retraction price of the outstanding Common Shares.

       The Independent Committee was constituted by the board of directors of Hollinger on April 20, 2004 to review, report on and approve specific matters that the board requests.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

              The Corporate Governance and Compensation Committee has been given these responsibilities and reports to the board in this area.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

              In addition to those matters which must be legally approved by the board, the board reviews and approves actions proposed by management which are outside the ordinary course of business or are "material" to Hollinger's business. These matters include dispositions, acquisitions, the recommendations of the Corporate Governance and Compensation Committee, the Audit Committee, and major capital expenditures of Hollinger and its wholly-owned subsidiaries.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

     The Corporate Governance and Compensation Committee has been assigned the responsibility for administering the board's relationship to management. The Committee monitors the ability of the board to act independently of management, and board members are encouraged to discuss privately with the Chairman and CEO or the Chairman of the Corporate Governance and Compensation Committee any matter or concern that they would prefer not to raise before the full board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     A majority of the members of the Audit Committee are non-management directors. The roles and responsibilities of the Audit Committee are set forth in a formal charter and include, among other things, responsibility for monitoring management in connection with, and reviewing:

     -      the financial reporting process;

     - the preparation of consolidated financial statements in accordance with generally accepted accounting principles;

       - the system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations;

       - the system of disclosure controls designed to ensure compliance with Hollinger's disclosure obligations; and

       -      the independence and objectivity of the external auditors.

       The Audit Committee charter sets out the criteria that should be considered in the appointment of Committee members as well as the Committee's roles and responsibilities. The Committee continues to review various ways to improve appropriate processes to assist it in fulfilling its duties.

       With respect to the financial results of Hollinger's operations unrelated to its investee, Hollinger International, the Audit Committee is responsible for monitoring and reviewing the matters referred to above in accordance with its Audit Committee charter. In that connection, the Audit Committee has direct communication channels with the internal and external auditors of Hollinger and has oversight responsibility for management reporting on internal control. In carrying out these responsibilities, the Audit Committee meets regularly with Zeifman & Company, LLP, Hollinger's outside auditor, and the individuals at Ravelston responsible for providing financial and accounting services to Hollinger.

       The Audit Committee charter is attached to this management proxy circular as Appendix "C".

       As a result of the board being comprised entirely of inside, related directors for the period November 21, 2003 to January 16, 2004, the Corporation was not in a position to comply with this TSX Guideline.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

       The directors have access to management and Hollinger's advisers in order to assist in their understanding of proposed board actions and the implications of voting for or against such actions. Committees of the board are authorized by the board from time to time to retain outside advisers at Hollinger's expense.

                             ADDITIONAL INFORMATION

       Additional information relating to the Corporation is available on SEDAR at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Financial Officer of the Corporation at 10 Toronto Street, Toronto, Ontario M5C 2B7:

       (a) the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

       (b) the comparative financial statements of the Corporation for the financial year ended December 31, 2002 together with the accompanying report of the auditors thereon, any interim financial statements of the Corporation for periods subsequent to December 31, 2002 and the related management's discussion and analysis therefor; and

       (c)    this Management Proxy Circular.

                              APPROVAL OF CIRCULAR

       The contents and the sending of this management proxy circular have been approved by the board of directors of Hollinger. A copy of this management information circular has been sent to each director of Hollinger, each shareholder of Hollinger whose proxy has been solicited in connection with the Meeting and the auditor of Hollinger. All information is, unless otherwise stated, given as of April 28, 2004.

/s/ PETER G. WHITE

PETER G. WHITE
Co-Chief Operating Officer and Secretary
Toronto, Ontario
April 28, 2004

                                  APPENDIX "A"

                 RESOLUTION OF THE HOLDERS OF THE COMMON SHARES
             AND SERIES II PREFERENCE SHARES APPROVING THE OFFERING

BE IT RESOLVED THAT:

1. The Corporation's offering and sale of 20,096,919 Subscription Receipts of the Corporation at a price of C$10.50 per Subscription Receipt for gross proceeds of C$211 million on April 7, 2004 is hereby ratified, confirmed and approved; and

2. Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of the foregoing resolution.

                                  APPENDIX "B"

      SPECIAL RESOLUTION OF THE HOLDERS OF THE SERIES II PREFERENCE SHARES
              AUTHORIZING AN AMENDMENT TO THE ARTICLES OF HOLLINGER

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The Corporation is hereby authorized to amend its articles of the Corporation to the effect that the provisions in the Corporation's articles requiring the Corporation, in respect of the delivery of International A Shares on a retraction of Series II Preference Shares, to file a prospectus and obtain a receipt therefor, to have an effective registration statement under the United States Securities Act of 1933, as amended, and to have such International A Shares listed on each stock exchange on which the International A Shares are listed, be supplemented by adding provisions which allow for the delivery of International A Shares on a retraction which are subject to restrictions on resale in accordance with applicable securities laws;

2. Any director or officer of the Corporation, and such director or officer of the Corporation hereby, is authorized and directed, acting for, in the name of and on behalf of the Corporation to deliver articles of amendment, in duplicate, to the Director under the Canada Business Corporations Act and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing resolution; and

3. Notwithstanding that this special resolution has been duly passed by the holders of the Series II Preference Shares of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution at any time prior to the issuance of a Certificate of Amendment giving effect to the amendment to the articles of the Corporation and to determine not to proceed with the amendment without further approval of the holders of the Series II Preference Shares of the Corporation.

                                  APPENDIX "C"

                                 HOLLINGER INC.
                             AUDIT COMMITTEE CHARTER

A CHARTER OF ITS PURPOSE, DUTIES, ORGANIZATION AND RESPONSIBILITIES

A. PURPOSE

1. The Audit Committee (the "Committee") is appointed by the Board of Directors ("the Board") of the Corporation. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation's financial statements, the Corporation's compliance with all applicable legal and regulatory requirements, the qualifications, independence and performance of the Auditor, the performance of the Corporation's internal audit function, the preparation of the reports required to be filed with the United States Securities and Exchange Commission ("SEC") as well as those to be included in the Corporation's management circular, and to perform the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

B. PRIMARY DUTIES

2.     Serve as an independent and objective party to:

       -- oversee management's conduct of the Corporation's financial reporting process and the system of internal controls;

       -- monitor the independence and performance of the Corporation's Auditors; and

       -- provide an avenue of communication among the outside auditors, management and the Board.

3. The Audit Committee shall discuss with the Auditor the significant estimates and other significant decisions made by management in preparing the financial statements and the related disclosures.

4. The Audit Committee shall review all the annual and quarterly financial statements, including the disclosure under "Management's Discussion and Analysis" included in any annual or quarterly report intended for distribution amongst shareholders as well as earnings press releases of the Corporation.

5. The Committee shall, through its Chairperson, report regularly to the Board of Directors following the meetings of the Committee, addressing such matters as the quality of the Corporation's financial statements, before such financial statements are approved by the Directors, the Corporation's compliance with legal and regulatory requirements, the performance and independence of the Auditors, the performance of the internal audit function or other matters related to the Committee's functions and responsibilities.

6. In addition, the Board of Directors may refer to the Audit Committee such matters and questions relating to the financial position of the Corporation and its affiliates as the Board of Directors may from time to time see fit.

C. ORGANIZATION

NUMBER AND QUALIFICATION

7. The Audit Committee shall be comprised of a minimum of three directors, each of whom shall be financially literate or become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. Financial literacy means the ability to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. At least one member of the Audit Committee shall have accounting or related financial expertise. Such expertise may be defined as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as well as the reconciliation to U. S. GAAP, as included in the Corporation's Annual Report filed with the SEC on Form 40-F. Each member of the Audit Committee shall be an unrelated director, that is to say, a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, interfere with the exercise of his or her independent judgment or interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from direct or indirect ownership or control of securities in the Corporation. A director who is a controlling shareholder of an entity that has a material business relationship with the Corporation is a related director. Management directors are related directors. Notwithstanding the foregoing qualification requirements contained in this paragraph 7, in the event that the Board is comprised of less than three directors that are unrelated directors, such qualification requirements shall apply to a majority of the members of the Audit Committee.

8. No member of the Committee shall accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates other than in connection with serving on the Committee or as a member of the Board.

TENURE

9. Audit Committee members and the Committee Chairman shall be appointed annually by the Board of Directors. Each member of the Audit Committee will hold office until the next annual meeting of shareholders of the Corporation after his or her appointment.

CHAIRMAN

10. If, in any year, the Board of Directors does not make an appointment of the Chairman, the incumbent Chairman will continue in office until that Chairman's successor is appointed.

REMOVAL AND VACANCIES

11. Any member of the Audit Committee may be removed and replaced at any time by the Board of Directors and will automatically cease to be a member of the Audit Committee as soon as such member ceases to be a director. The Board of Directors may fill vacancies in the Audit Committee by appointment from among the members of the Board of Directors. If and whenever a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

REMUNERATION

12. The members of the Audit Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board of Directors may from time to time determine.

NOTICE OF MEETINGS

13. The Audit Committee shall meet as frequently as circumstances require, but in any event not less than six times in each calendar year. The Audit Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

14. The Chairman of the Audit Committee may call meetings of the Audit Committee periodically and will do so at the request of any two members of the Audit Committee or at the request of the Auditor of the Corporation.

15. The Auditor of the Corporation is entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of office of the Auditor.

16. The Audit Committee will have the right to require the attendance of any member of management of the Corporation at meetings of the Audit Committee.

17. The Audit Committee will have the right to invite any person to attend meetings of the Committee.

18. Notice of the time and place of each meeting of the Audit Committee will be given to each member by telefax or by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the date of the meeting, and, subject to the requirements of any applicable law, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the Audit Committee may be held at any time without notice if all the members have waived or are deemed to have waived notice of the meeting.

19. Provided the addressee has consented in writing electronically, the Corporation may satisfy the requirement to send any notice or document referred to above by creating and providing an electronic document.

TIME AND PLACE OF MEETINGS

20. Audit Committee meetings shall be at times and places to be determined by the Chairman or failing him by the Secretary of the Audit Committee.

AGENDA

21. The Chairman of the Audit Committee will establish the agenda of the meetings and, where possible, circulate materials in advance to allow sufficient time for study prior to the meeting.

QUORUM

22. A quorum at any meeting will be a simple majority provided that if the number of members of the Audit Committee is an even number, one half of the number plus one shall constitute a quorum.

VOTING AND APPROVAL

23. Each member is entitled to one vote in Audit Committee proceedings. Questions arising at any meeting of the Audit Committee must be decided by a majority of votes.

PROCEDURE

24. The procedure at meetings will be determined by the Audit Committee unless otherwise determined by the By-Laws of the Corporation or by a resolution of the Board of Directors of the Corporation.

MINUTES OF MEETINGS

25. The Audit Committee must keep minutes of its proceedings and distribute a copy of the minutes to each member of the Board on a timely basis.

SECRETARY

26. The Secretary of the Corporation shall be the Secretary of the Audit Committee whom failing, the Chairman shall appoint a Secretary to keep minutes of the meeting.

TRANSACTION OF BUSINESS

27. The powers of the Audit Committee may be exercised at a meeting where a quorum is present or by telephone or other electronic means, or by resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee.

ABSENCE OF CHAIR

28. In the absence of the Chairman of the Audit Committee at a meeting, the Audit Committee may elect one of its members present to act as Chairman of that meeting.

D.   RESPONSIBILITIES

29. The Committee's principal responsibility is one of oversight. The Company's management is responsible for preparing the Company's financial statements and the Auditors are responsible for auditing and/or reviewing those financial statements. While the Committee has the powers and responsibilities set forth in this charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company's financial statements present fairly the financial position, the results of operations and the cash flows of the Company, in accordance with GAAP. This is the responsibility of management and the

       Auditors. In carrying out these oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the Auditor's work. In carrying out its responsibilities, policies and procedures, the Audit Committee should remain flexible in order to best react to changing conditions and to meet its oversight responsibilities. The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board of Directors. In carrying out these responsibilities, the Audit Committee will:

GENERAL

30.    Review and update, if necessary, the Audit Committee's Charter annually.

31. Review the interim unaudited quarterly financial statements and the annual audited financial statements, and the related press releases of the corporation and report thereon to the Board of Directors.

32. Report Audit Committee actions to the Board of Directors with such recommendations as the Audit Committee may deem appropriate.

33. Have the power to conduct or authorize investigations into any matters within the Audit Committee's scope of responsibilities. The Audit Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation.

34. Confirm with management that financial reporting is in compliance with all current regulatory reporting requirements.

35. Review any accounting policies selected by management and any significant estimates and judgments underlying the financial statements, including a rationale behind those estimates as well as the details on material accruals and reserves and the Company's accounting principles.

36. Review any material changes in accounting practices or policies and the related impact on the financial statements and material questions of choice with respect to the accounting practices and policies.

37. Review with management, the Auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements.

38. Review the procedures used by the Corporation to identify related party transactions, payments or procedures in order to assess their propriety and appropriateness and report to the Board thereon.

39. Review the procedures used by the Corporation to manage risk, including insurance coverages and financial guarantees and other commitments.

40. Review the procedures and controls used by the Corporation relating to employee withholding taxes, commodity taxes and other taxes and or assess whether such taxes are determined accurately and remitted appropriately.

41. Oversee the investigation of alleged fraud, illegal acts and conflicts of interest.

42. Disclose the Audit Committee Charter in the Corporation's annual proxy circular. If the Corporation has a website, this Charter must be posted on the Corporation's website and the next management circular of the Corporation must state that this Charter is available on the website or is available in print to any shareholder who requests a copy.

43. Perform such other functions as assigned by law, the Corporation's charter or By-Laws or delegated to it by the Board of Directors.

44. The members of the Audit Committee shall have the right, for the purpose of performing their duties, of inspecting all the books and records of the Corporation and its affiliates and of discussing such accounts and records and any matters relating to the financial position of the Corporation with the officers and auditors of the Corporation and its affiliates.

45. Meet regularly with management, the Auditors and the internal auditors, if any, in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

46. The Committee shall, if required by the SEC regulations to be adopted under the Sarbanes-Oxley Act, establish procedures for:

       a. The receipt, retention and treatment of complaints received by the Company regarding the accounting, internal accounting controls or auditing matters; and

       b. The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

AUDITORS

Appointment of The Auditor

47. Encourage open, frank discussion and provide an open avenue of communication between the Auditor and the Board of Directors.

48.    The Audit Committee must review the Auditor's engagement letter.

49. The Audit Committee shall have the ultimate authority and responsibility to evaluate and to recommend the nomination of the Auditor to be proposed for shareholder approval in any proxy statement.

50. Have a clear understanding with management and the Auditor that the Auditor is ultimately accountable to the Audit Committee and the Board as representative of the shareholders.

Rotation of Partner or Removal of Auditor

51. After taking into account the opinions of management, evaluate the performance of the Auditor and consider whether or not it is appropriate to recommend to the Board of Directors a policy of rotating Auditors on a regular basis, or of requesting that the Auditor rotate lead engagement partners more frequently than every five years.

52. If a change in the Auditor is proposed, enquire as to the reasons for the change, including the response of the incumbent Auditor, and enquire as to the qualifications and independence of the newly proposed Auditor before making a recommendation to the Board of Directors.

53. If the Audit Committee determines that the Auditor should be removed from office before the expiry of the Auditor's term, recommend to the Board that a special meeting of the shareholders of the Corporation be called for the purpose of removing the Auditor from office and appointing a replacement Auditor in accordance with section 165 of the Canada Business Corporations Act, and must recommend to the Board of Directors a replacement Auditor.

54. If a vacancy in the office of Auditor is required to be filled, the Audit Committee must recommend to the Board of Directors a replacement Auditor to be appointed by the Board of Directors under section 166(1) of the Canada Business Corporations Act.

Independence of the Auditor

55. Receive from the Auditor, at least annually, a formal written Statement delineating all relationships between the Auditor and the Corporation, consistent with Independence Standards Board, Standard No.1. The Audit Committee should also actively engage in a dialogue with the Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Auditor and take or recommend that the full Board of Directors take, appropriate action to satisfy itself of the independence of the Auditor.

56. The Committee shall establish written policies for the hiring by the Company of current and former employees of the Auditors.

57. Pre-approve the appointment of the Auditor for any non-audit service that is not prohibited under the rules of Canadian Public Accountability Board and the Independence Standards of the Canadian Institute of Chartered Accountants and the Securities Exchange Act of 1934 or that falls under the de minimus threshold set out in section 10A(i)(1)(B) of the Securities Exchange Act of 1934. Before appointment of the Auditor for any non-audit service, the Audit Committee must consider the compatibility of the service with the Auditor's independence. For greater certainty, the Audit Committee has the sole authority to appoint the Auditor for any non-audit service.

58. Disclose to shareholders, in periodic reports, Committee approval of non-audit services to be performed by the Auditor of the Corporation. The Chairman or any other independent member appointed by the Audit Committee shall have the authority to pre-approve non-audit services. The decisions taken by the Chairman or any other member of the Committee to whom authority is delegated to grant preapprovals shall be presented to the full Audit Committee at each of its scheduled meetings.

59. Review the fees billed to the Corporation for audit and non-audit services performed by the Auditor and for non-audit services performed by other accounting firms.

Communications with Auditor

60.    Consider, review and discuss with the Auditor:

       a.     The adequacy of the Corporation's internal controls;

       b. The accounting estimates and judgments made by management, and management's selection of accounting principles, in order to assure itself that the Auditors are satisfied that such estimates, judgments and principles are an appropriate application of GAAP; and

       c. The clarity and adequacy of the Corporation's financial disclosure, critical accounting policies identified by the Auditors and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the Auditor in order to avoid boilerplate.

61. Review with management and the Auditor, at the completion of the examination:

       a. The Corporation's annual and interim financial statements and related notes;

       b. The results of the annual audit and interim financial reviews performed by the Auditors of the financial statements and report thereon;

       c. Any significant changes required in the Auditor's audit plan and the extent to which procedures were carried out which might detect weakness in internal control or fraud or other illegal acts;

       d. Any serious difficulties or disputes with management encountered during the course of the audit (the Committee to be responsible for overseeing the resolution of such differences and disputes);

       e. Any material management letter comments and management's responses to the recommendations made by the Auditors in connection with the audit;

       f. Accounting adjustments that were noted or proposed by the Auditor but were "passed" as immaterial or otherwise;

       g. Other matters related to the conduct of the audit which are to be communicated to the Audit Committee; and

       h. Meet with the Auditor and management in separate executive sessions to discuss any matters that the Audit Committee or these groups believe should be discussed privately with the Audit Committee.

INTERNAL AUDIT

62. Review management's programs and policies regarding the adequacy and effectiveness of internal controls over the accounting and financial reporting systems.

63. Consider, on an annual basis, the establishment of an internal audit department and provide a recommendation to the Board of Directors and if deemed necessary, receive and approve the terms of reference for an internal audit department.

64.    Subject to the establishment of an internal audit department:

       a. Review the adequacy of resources that it has to perform its responsibilities;

       b. Receive reports or summaries of reports submitted to management by the internal auditor and assess the adequacy of the action taken by management on such reports; and

       c. Maintain direct and open communication with the director of the internal audit department.

65. Review any significant recommendations made by the Auditor for the strengthening of internal controls and review management's response to the internal control recommendations of the Auditor.

DISCLOSURE OF FINANCIAL AND RELATED INFORMATION

66. Review all financial statements including financial statements that do not require approval by the Board of Directors. In addition to the review of financial statements mentioned in section 4, such review shall include, without limitation, press releases, Management's Discussion and Analysis, Annual Information Forms, financial statements for use in prospectuses or other offering documents and financial statements required by regulatory authorities before any public disclosure of the information. The Audit Committee may ask the Auditor to review this material before any public disclosure of the information.

67. The Committee shall require the Auditors to review the Corporation's interim financial statements to be included in the Company's quarterly reports prior to filing such reports with the Securities Commissions and distributing them to shareholders.

68. Satisfy itself, on behalf of the Board of Directors, that the information contained in the financial publications mentioned above does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

69. Review press releases relating to financial statements and other material financial information prior to their dissemination to the public.

70.    Review the form of the audit report.